UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MoonLake Immunotherapeutics
(Name of Issuer)

Class A Ordinary Shares
(Title of Class of Securities)

61559X104
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

___________________________________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	61559X104

1	Names of Reporting Persons. Bihua Chen
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 8,494,151 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 8,494,151 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,494,151 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 14.17% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) HC, IN (Control Person, Individual)

CUSIP NO.	61559X104

Item 1.

(a)	Name of Issuer

MoonLake Immunotherapeutics
(b)	Address of Issuer’s Principal Executive Offices
Dorfstrasse 29, Zug, Switzerland 6300

Item 2.

(a)	Name of Person Filing

Bihua Chen
(b)	Address of Principal Business Office or, if none, Residence

200 Clarendon Street, 52nd Floor Boston, MA 02116
(c)	Citizenship
United States
(d)	Title of Class of Securities

Class A Ordinary Shares
(e)	CUSIP Number
61559X104

CUSIP NO.	61559X104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[X]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership***

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned*** The information set forth in Row 9 on the cover page for the Reporting Person is hereby incorporated by reference into this Item 4(a).

(b)	Percent of Class*** The information set forth in Row 11 on the cover page for the Reporting Person is hereby incorporated by reference into this Item 4(b).

(c)	Number of shares as to which such person has: ***

(i)	sole power to vote or to direct the vote

(ii)	shared power to vote or to direct the vote

(iii)	sole power to dispose or to direct the disposition of

(iv)	shared power to dispose or to direct the disposition of

CUSIP NO.	61559X104

The information set forth in Rows 5 through 8 on the cover page for the Reporting Person is hereby incorporated by reference into this Item 4(c).

*** Shares reported herein represent shares held for the benefit of investment funds for which Cormorant Asset Management, LP serves as the investment manager.  Bihua Chen serves as the general partner of Cormorant Asset Management, LP.  The Reporting Person disclaims beneficial ownership of the shares reported herein except to the extent of her pecuniary interest therein.

The percentages reported herein with respect to the Reporting Person’s holdings are calculated based upon a statement in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, as filed with the Securities and Exchange Commission on November 14, 2023, that there were 59,940,529 Class A Ordinary Shares of the Issuer outstanding as of November 1, 2023.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.
Ownership of More than Five Percent on Behalf of Another Person

Each of Cormorant Asset Management, LP, on behalf of the investment funds for which it serves as investment manager has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Class A Ordinary Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit

Not applicable.

CUSIP NO.	61559X104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 14, 2024

/s/ Bihua Chen
Bihua Chen